UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

September 2015 Up 15.0 % Year over Year

Mexico City, October 5, 2015 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for September 2015 increased by 15.0% when compared to September 2014.

This announcement reflects comparisons between September 1 through September 30, 2015 and 2014. Transit and general aviation passengers are excluded.

Domestic
Airport	September 2014	September 2015	% Change
Cancún	420,387	467,009	11.1%
Cozumel	7,002	8,464	20.9%
Huatulco	26,968	36,348	34.8%
Mérida	105,149	118,375	12.6%
Minatitlán	18,672	20,487	9.7%
Oaxaca	36,820	46,074	25.1%
Tapachula	12,356	20,259	64.0%
Veracruz	82,318	89,347	8.5%
Villahermosa	86,316	92,963	7.7%
Total Domestic	795,988	899,326	13.0%

International
Airport	September 2014	September 2015	% Change
Cancún	640,429	758,775	18.5%
Cozumel	10,934	11,137	1.9%
Huatulco	750	652	-13.1%
Mérida	7,111	7,506	5.6%
Minatitlán	691	777	12.4%
Oaxaca	2,871	3,388	18.0%
Tapachula	735	589	-19.9%
Veracruz	6,762	6,497	-3.9%
Villahermosa	4,879	3,896	-20.1%
Total International	675,162	793,217	17.5%

ASUR Page 1 of 2

Total
Airport	September 2014	September 2015	% Change
Cancún	1,060,816	1,225,784	15.6%
Cozumel	17,936	19,601	9.3%
Huatulco	27,718	37,000	33.5%
Mérida	112,260	125,881	12.1%
Minatitlán	19,363	21,264	9.8%
Oaxaca	39,691	49,462	24.6%
Tapachula	13,091	20,848	59.3%
Veracruz	89,080	95,844	7.6%
Villahermosa	91,195	96,859	6.2%
ASUR Total	1,471,150	1,692,543	15.0%

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 5, 2015